SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE TO
_____________

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_____________

CHINA CERAMICS CO., LTD.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Shares
(Title of Class of Securities)

G2113X118
_____________________
(CUSIP Number of Shares Underlying Warrants)
_____________

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Tel: +86 (595) 8576 5051
Fax: +86 (595) 8576 5053
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000
_____________

CALCULATION OF FILING FEE
Transaction valuation* $13,389,633	Amount of filing fee $954.68

*
Estimated for purposes of calculating the amount of the filing fee only. China Ceramics Co., Ltd. (the “Company”) is offering holders of 14,553,949 of the Company’s warrants (the “Warrants”), which consist of (i) 11,803,949 warrants initially issued in the initial public offering of the Company’s predecessor, China Holdings Acquisition Corp. (“CHAC”) and (ii) 2,750,000 warrants initially issued to certain of CHAC’s founding shareholders in a private placement that closed simultaneously with  its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.001 per share (“Shares”) by tendering four Warrants in exchange for one Share.  The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on July 23, 2010, which was $0.92.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐           third-party tender offer subject to Rule 14d-1.
☑           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by China Ceramics Co., Ltd., a British Virgin Islands business company (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 14,553,949 shares of the Company, par value $0.001 per share (the “Shares”), to receive one Share in exchange for every four Warrants tendered by the holders thereof. The ratio was selected by the Company to provide the holders of the Warrants with an incentive to exchange the Warrants.  The offer is subject to the terms and conditions set forth in the Offer Letter, dated July 27, 2010 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of publicly traded warrants to purchase an aggregate of 11,803,949 Shares that were issued in the initial public offering of the Company’s predecessor China Holdings Acquisition Corp. (“CHAC”) and warrants to purchase an aggregate of 2,750,000 Shares that were issued in a private placement that closed simultaneously with the initial public offering.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Exchange and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Exchange titled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company and the filing person is China Ceramics Co., Ltd., a British Virgin Islands business company.  Its principal executive offices are located at c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC.  The Company’s telephone number is +86 (595) 8576 5051.

(b) Securities.

The securities that are the subject of this Schedule TO are 14,553,949 Warrants.  The warrants are exercisable for an aggregate of 14,553,949 Shares of China Ceramics.

(c) Trading Market and Price.

The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares, Warrants and Units” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person.  The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, People’s Republic of China and the telephone number for each such person is +86 (595) 8576 5051.

Name	Position

Huang Jia Dong	Director and Chief Executive Officer

Su Pei Zhi	Director and Sales Deputy General Manager

Paul K. Kelly	Director and Non-Executive Chairman

Cheng Yan Davis	Director

Hen Man Edmund	Chief Financial Officer

Ding Wei Dong	Director

Bill Stulginsky	Director

Su Wei Feng	Director and Corporate Secretary

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases.

Other than Warrants held by Messrs. Kelly and Davis, to the Company’s knowledge, no officer or director of the Company holds Warrants.  See Item 8(a) herein for more information.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b) Uses of Securities Acquired.

The securities will be retired.

(c) Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(8) and (10). The exchange of every four Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of one Share of China Ceramics.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions.

Not applicable.

(c) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the Offer Letter under “The Offer, Section 5.D. Interests of Directors and Officers” is incorporated herein by reference.

(b) Securities transactions.

The Company has not engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Advantage Proxy (“Advantage”) to act as the Information Agent. The Company may contact holders of Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of Continental and Advantage will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.	Financial Statements.

(a) Financial Information.

Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 17, 2010 and (ii) the Company’s financial results for the first quarter ended March 31, 2010, that were filed as an exhibit to the Company’s Form 6-K filed with the Securities and Exchange Commission on June 1, 2010.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

The information set forth in the Offer to Exchange and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange dated July 27, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Financial statements of China Ceramics Co., Ltd.****
(a)(5)(B)	The Company’s Annual Report on Form 20-F filed with the SEC on May 17, 2010.
(a)(5)(C)	The Company’s form 6-K filed with the SEC on June 1, 2010.
(a)(5)(D)	Press Release, dated July 28, 2010.
(b)	Not applicable.
(d)(1)*	Form of Voting Agreement.**
(d)(2)*	Form of Registration Rights Agreement among China Holding Acquisition Corp. and the founders.*
(d)(3)	Form of Earn-Out Escrow Agreement.***
(d)(4)	Form of Indemnity Escrow Agreement***
(d)(5)	Form of Lock-Up Agreement for China Holding Acquisition Corp. founders.***
(d)(6)	Form of Lock-Up Agreement for Warrantholders.
(d)(7)	Warrant Agreement, dated as of November 15,2007, by and between China Holding Acquisition Corp. and Continental Stock Transfer & Trust Company.**
(g)	Not applicable.
(h)	Not applicable.
_________
*	Incorporated by reference to China Holding Acquisition Corp.’s Registration Statement on Form S-1 or amendments thereto (File No. 333-145154).

**	Incorporated by reference to China Holding Acquisition Corp.’s Form 8-K, dated November 28, 2007.

***	Incorporated by reference to the Company’s registration statement on Form F-4 (File No. 333-161557).

****	Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 17, 2010.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

Date: July 27, 2010

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange dated July 27, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Financial statements of China Ceramics Co., Ltd.****
(a)(5)(B)	The Company’s Annual Report on Form 20-F filed with the SEC on May 17, 2010.
(a)(5)(C)	The Company’s form 6-K filed with the SEC on June 1, 2010.
(a)(5)(D)	Press Release, dated July 28, 2010.
(b)	Not applicable.
(d)(1)*	Form of Voting Agreement.**
(d)(2)*	Form of Registration Rights Agreement among China Holding Acquisition Corp. and the founders.*
(d)(3)	Form of Earn-Out Escrow Agreement.***
(d)(4)	Form of Indemnity Escrow Agreement***
(d)(5)	Form of Lock-Up Agreement for China Holding Acquisition Corp. founders.***
(d)(6)	Form of Lock-Up Agreement for Warrantholders.
(d)(7)	Warrant Agreement, dated as of November 15,2007, by and between China Holding Acquisition Corp. and Continental Stock Transfer & Trust Company.**
(g)	Not applicable.
_________
*	Incorporated by reference to CHAC’s Registration Statement on Form S-1 or amendments thereto (File No. 333-145154).

**	Incorporated by reference to CHAC’s Form 8-K, dated November 28, 2007.

***	Incorporated by reference to the Company’s registration statement on Form F-4 (File No. 333-161557).

****	Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 17, 2010.